SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549

                             FORM U-3A-2
                                                  File No. 69-278
               FOR FISCAL YEAR ENDED DECEMBER 31, 1996

Statement by Holding Company Claiming Exemption Under Rule U-3A-2 from the Provisions of the Public Utility Holding Company
                             Act of 1935

                To Be Filed Annually Prior to March 1

                      DOMINION RESOURCES, INC.
                          (Name of Company)

hereby files with the Securities and Exchange Commission pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

     1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest as of December 31, 1996.

                                             State of Location and
     Name                                Organization Nature of Business

Dominion Resources, Inc.                     Virginia Richmond, Virginia -
                                                      Holding Company
              Subsidiaries of Dominion Resources, Inc.
Virginia Electric and Power Company          Virginia Virginia and North
                                                      Carolina- Electric
                                                      utility
Dominion Capital, Inc. (1)                   Virginia Richmond, Virginia -
                                                      Financial services,
                                                      land development
Dominion Energy, Inc. (1)                    Virginia Richmond, Virginia -
                                                      Nonutility power
                                                      production and gas and
                                                      oil development
Dominion U.K. Holding, Inc.                  Virginia Richmond, Virginia -
                                                      Holding company
             Subsidiaries of Dominion U.K. Holding, Inc.
DEI U.K., Inc.                               Virginia Richmond, Virginia-
                                                      Equity holding
Dominion Energy U.K., Inc.                   Virginia Queensland, Australia-
                                                      Equity holding

                                             State of Location and
     Name                                Organization Nature of Business
      Subsidiary of Dominion Energy U.K., Inc., DEI U.K., Inc.
                    and DR Nottingham Investments
DR Investments                         United Kingdom United Kingdom -
                                                      Financing company
                    Subsidiary of DR Investments
DR Investments (UK) PLC                United Kingdom United Kingdom -
                                                      Holding company and
                                                      issuer of debt
                                                      securities
     Subsidiary of DEI U.K., Inc. and Dominion Energy U.K., Inc.
DR Nottingham Investments              United Kingdom United Kingdom -Financing/
                                                      Holding company
         Subsidiaries of Virginia Electric and Power Company
Virginia Power Fuel Corporation              Virginia Richmond, Virginia -
                                                      Nuclear fuel
                                                      procurement
Virginia Power SPC-I, Inc.                   Virginia Richmond, Virginia -
                                                      Special purpose
                                                      corporation
A&C Enercom, Inc.                            Virginia Richmond, Virginia -
                                                      Sales of energy
                                                      services
               Subsidiaries of Dominion Capital, Inc.
Rincon Securities Inc.                       New York Richmond, Virginia -
                                                      Investment company
Dominion Financing, Inc.                     Virginia Richmond, Virginia -
                                                      Special purpose
                                                      medium-term financing
                                                      subsidiary
Blue Ridge Securities, Inc.                  Virginia Richmond, Virginia -
                                                      Investment company
Louisiana Hydroelectric                      Virginia Richmond, Virginia -
     Capital Corporation                              Investment company
Vidalia Audit, Inc.                          Virginia Richmond, Virginia -
                                                      Audit company for
                                                      hydroelectric project
America's Utility Fund Service               Virginia Richmond, Virginia -
Company                                               Mutual Fund
                                                      administrator
Project America, Inc.                        Virginia Richmond, Virginia -
                                                      Mutual Fund
                                                      broker-dealer
Rosemont/DCI Properties, Inc.                Virginia Richmond, Virginia -
                                                      Real estate investment
Shoulders Hill/DCI Properties, Inc.          Virginia Richmond, Virginia -
                                                      Real estate investment
                                             State of Location and
     Name                                Organization Nature of Business
         Subsidiaries of Dominion Capital, Inc. (continued)
Edgen, Inc.                                  Delaware Richmond, Virginia -
                                                      Real estate holding
                                                      company
Stanton Associates, Inc.                     Virginia Norfolk, Virginia -
                                                      Real estate holding
                                                      company
Williams Court/DCI Properties, Inc.          Virginia Richmond, Virginia -
                                                      Real estate investments
Dominion Lands, Inc.                         Virginia Richmond, Virginia -
                                                      Land development
Virginia Financial Ventures, Inc.            Virginia Richmond, Virginia -
                                                      Commercial finance
Dominion Land Management Company             Virginia Richmond, Virginia -
                                                      Real estate management
Trilon Dominion Partners, L.L.C.             Delaware New York, New York -
                                                      Venture capital
                                                      investments
Dominion Venture Investments, Inc.           Virginia Richmond, Virginia -
                                                      Middle market
                                                      commercial lending
Catalyst Old River Hydroelectric            Louisiana Vidalia, Louisiana -
     Limited Partnership                              Electric power
                                                      production
Electronic Lighting, Inc.                    Delaware Menlo Park, California
                                                      - Lighting control
                                                      systems
Dominion Mortgage Services, Inc.             Virginia Richmond, Virginia -
                                                      Mortgage services
OptaCor Financial Services Company           Virginia Linthicum, Maryland -
                                                      Direct mail unsecured
                                                      consumer loans
Stonehouse L.L.C.                            Virginia Toano, Virginia - Real
                                                      estate investment
                   Subsidiary of Stonehouse L.L.C.
Stonehouse Realty Company                    Virginia Toano, Virginia- Real
                                                      estate sales/marketing
          Subsidiaries of Dominion Venture Investments,Inc.
Cambrian Capital Partners L.P.               Delaware Houston, Texas -
                                                      Oil/Gas financial
                                                      lending
Cambrian Capital Corporation                 Delaware Houston, Texas -
                                                      Oil/Gas financial
                                                      lending
             Subsidiary of Cambrian Capital Corporation
Triassic Energy Corporation                  Delaware Houston, Texas -
                                                      Oil/Gas financial
                                                      lending
                                             State of Location and
     Name                                Organization Nature of Business
  Subsidiary of Cambrian Capital Partners L.P. and Triassic Eneregy
                             Corporation
Triassic Energy Partners L.P.                Delaware Houston, Texas -
                                                      Oil/gas financial
                                                      lending
          Subsidiaries of Dominion Mortgage Services, Inc.
Meritech Mortgage Services, Inc.                Texas Fort Worth, Texas -
                                                      Services mortgage loans
Mortgage Finance, Inc.                       Virginia Richmond, Virginia -
                                                      Broker/lender services
Saxon Asset Securities Company               Virginia Richmond, Virginia -
                                                      Securitization
Saxon Holding, Inc.                          Virginia Richmond, Virginia -
                                                      Shell company
                 Subsidiaries of Saxon Holding, Inc.
Saxon Mortgage, Inc.                         Virginia Richmond, Virginia -
                                                      Mortgage originations
America's MoneyLine, Inc.                    Virginia Richmond, Virginia -
                                                      Direct marketing
          Subsidiaries of Dominion Land Management Company
Bridgeway Management Company                 Virginia Suffolk, Virginia -
                                                      Real estate management
Governor's Land Management                   Virginia James City County,
   Company, Inc.                                      Virginia - Real estate
                                                      management
Old North State Management Company           Virginia New London, North
                                                      Carolina - Real estate
                                                      management
Stonehouse Management Company                Virginia Toano, Virginia - Real
                                                      estate management
Waterford Management Company                 Virginia Houston, Texas - Real
                                                      estate management
           Subsidiaries of Trilon Dominion Partners, L.L.C.
Shepherd Surveillance Solutions, Inc.          Nevada Manchester, New
                                                      Hampshire - Digital
                                                      imaging software
Advanced Materials Group, Inc.                 Nevada Carson, California -
                                                      Packaging and container
                                                      products
Caldera Technologies Corp.                     Canada Covington, Louisiana -
                                                      Water treatment systems
Wilshire Technologies, Inc.                California Carlsbad, California -
                                                      Medical supplies
AccessWare, Inc.                             Delaware Houston, Texas -
                                                      Modular software
EPL Technologies, Inc.                       Colorado West Conshohocken,
                                                      Pennsylvania - Food
                                                      processing technologies
                                             State of Location and
     Name                                Organization Nature of Business
    Subsidiaries of Trilon Dominion Partners, L.L.C. (continued)
Morrison International                   Pennsylvania Sarasota, Florida -
                                                      Manufacture/market
                                                      vision correction
                                                      systems
Outlook Software Corporation                 Delaware Dallas, Texas -
                                                      Develop/market software
                                                      for real estate, small
                                                      business and consumers
                Subsidiary of Stanton Associates, Inc.
Goodman Segar Hogan, Inc.                    Virginia Norfolk, Virginia -
                                                      Real estate company
               Subsidiaries of Goodman Segar Hogan, Inc.
Stanton Associates One                       Virginia Norfolk, Virginia -
                                                      Real estate investment
Goodman Segar Hogan Hoffler, Inc.            Virginia Norfolk, Virginia -
                                                      Real estate company
Denbigh Shopping Center Associates           Virginia Norfolk, Virginia -
                                                      Real estate investment
GSH/Stanton Associates, L.P.                 Virginia Norfolk, Virginia -
                                                      Real estate investment
Stanton Associates Two                       Virginia Norfolk, Virginia -
                                                      Real estate investment
Hogan Stanton, Inc.                          Virginia Norfolk, Virginia -
                                                      Real estate investment
Hogan Stanton Properties, Inc.               Virginia Norfolk, Virginia -
                                                      Real estate investment
Hogan Stanton Investment, Inc.               Virginia Norfolk, Virginia -
                                                      Real estate investment
Air Cargo Associates                         Virginia Norfolk, Virginia -
                                                      Operating
                                                      Partnership-Real estate
Baxter Road Associates                       Virginia Norfolk, Virginia -
                                                      Operating
                                                      Partnership-Real estate
Goodman Segar Hogan of                       Virginia Norfolk, Virginia -
     Orlando, Inc.                                    Operating partnership -
                                                      Real estate
Historic Towne Square Company                Virginia Norfolk, Virginia -
                                                      Operating
                                                      Partnership-Real estate
American Storage Properties, Inc.            Virginia Norfolk, Virginia -
                                                      Real estate investment
Goodman Segan Hogan of                       Virginia Norfolk, Virginia -
     World Trade Center, Inc.                         Real estate investment
World Trade Center Associates,               Virginia Norfolk, Virginia -
     L.P.                                             Operating Partnership-
                                                      Real estate
Goodman Segar Hogan of                       Virginia Norfolk, Virginia -
     Southern Shopping Center                         Real estate investment

                                             State of Location and
     Name                                Organization Nature of Business
         Subsidiaries of Goodman Segar Hogan of Orlando, Inc.
Curry Ford                                    Florida Orlando, Florida - Real
                                                      estate investment
University Square                             Florida Orlando, Florida - Real
                                                      estate investment
                Subsidiary of Stanton Associates One
Brown Farm Associates                        Virginia Norfolk, Virginia -
                                                      Operating
                                                      partnership-Real estate
           Subsidiary of Denbigh Shopping Center Associates
Turnbarr Associates                          Virginia Norfolk, Virginia -
                                                      Operating
                                                      partnership-Real estate
                 Subsidiary of Stanton Associates Two
Salem Lakes Commercial Associates            Virginia Norfolk, Virginia -
                                                      Operating partnership -
                                                      Real estate
                   Subsidiary of Hogan Stanton, Inc.
HS Advisors, Ltd.                            Virginia Norfolk, Virginia -
                                                      Real estate investment
             Subsidiary of Hogan Stanton Properties, Inc.
HS Advisors II, Ltd.                         Virginia Norfolk, Virginia -
                                                      Real estate investment
             Subsidiary of Hogan Stanton Investments, Inc.
HS Advisors III, Ltd.                        Virginia Norfolk, Virginia -
                                                      Real estate investment
            Subsidiary of American Storage Properties, Inc.
GSH/American Storage                         Virginia Norfolk, Virginia -
     Properties Associates, L.P.                      Real estate investment

             Subsidiary of Goodman Segar Hogan, Inc. and
                  Goodman Segar Hogan Hoffler, Inc.
Goodman Segar Hogan Hoffler L.P.             Virginia Norfolk, Virginia -
                                                      Real estate brokerage,
                                                      and management
            Subsidiary of Goodman Segar Hogan Hoffler, Inc.
Goodman Segar Hogan Hoffler                  Virginia Norfolk, Virginia -
     Construction, Inc.                               Real estate
                                                      construction general
                                                      partner
  Subsidiary of Goodman Segar Hogan Hoffler Construction, Inc. and
                  Goodman Segar Hogan Hoffler L.P.
Goodman Segar Hogan Hoffler                  Virginia Norfolk, Virginia -
     Construction, L.P.                               Real estate
                                                      construction
                       Subsidiary of Edgen, Inc.
H-W Properties, Inc.                         Delaware Houston, Texas - Real
                                                      estate investment

                                             State of Location and
     Name                                Organization Nature of Business
                  Subsidiary of H-W Properties, Inc.
Waterford Harbor Realty, Inc.                   Texas Houston, Texas - Real
                                                      estate management
            Subsidiary of Virginia Financial Ventures, Inc.
First Source Financial LLP                   Illinois Prospects Heights,
                                                      Illinois - Middle
                                                      market commerical
                                                      lending
                 Subsidiaries of Dominion Lands, Inc.
Widewater Associates                         Virginia Stafford County,
                                                      Virginia - Land
                                                      Development
Dominion Lands-Williamsburg, Inc.            Virginia James City County,
                                                      Virginia - Land
                                                      Development
Chesterfield Land, Inc.                      Virginia Chesterfield County,
                                                      Virginia - Land
                                                      development
Old North, Inc.                              Virginia New London, North
                                                      Carolina - Real estate
                                                      development
    Subsidiary of Dominion Lands, Inc. and Chesterfield Land, Inc.
Chesterfield Land Associates                 Virginia Chesterfield County,
                                                      Virginia - Land
                                                      development
               Subsidiairies of Lake Badin Associates
Uwharrie Point Community                        North Montgomery County,
     Association, Inc.                       Carolina North Carolina -
                                                      Homeowners Association
Millingport Community                           North Montgomery County,
     Association, Inc.                       Carolina North Carolina -
                                                      Neighborhood
                                                      Association
               Subsidiary of Dominion Lands, Inc. and
                  Dominion Lands-Williamsburg, Inc.
Governor's Land Associates                   Virginia Williamsburg, Virginia
                                                      - Land Development
              Subsidiaries of Governor's Land Associates
Governor's Land Foundation                   Virginia Williamsburg, Virginia
                                                      - Homeowners
                                                      Association
Two Rivers Club                              Delaware Williamsburg, Virginia
                                                      - Country Club
        Subsidiary of Dominion Lands, Inc. and Old North, Inc.
Lake Badin Associates                        Virginia Montgomery County,
                                                      North Carolina - Land
                                                      Development
                                             State of Location and
     Name                                Organization Nature of Business
                Subsidiaries of Dominion Energy, Inc.
Dominion Cogen, Inc.                         Virginia Headquarters in
                                                      Richmond, Virginia -
                                                      Cogeneration
Dominion Cogen CA, Inc.                      Virginia Headquarters in
                                                      Richmond, Virginia -
                                                      Cogeneration in state
                                                      of California
Dominion Cogen DC, Inc.                      Virginia Headquarters in
                                                      Richmond, Virginia -
                                                      Cogeneration in
                                                      Washington, DC
Dominion Cogen NY, Inc.                      Virginia Headquarters in
                                                      Richmond, Virginia -
                                                      Cogeneration and small
                                                      power production in
                                                      state of New York
Dominion Cogen WV, Inc.                      Virginia Headquarters in
                                                      Richmond, Virginia -
                                                      Cogeneration in state
                                                      of West Virginia
Dominion Energy Services                     Virginia Richmond, Virginia -
     Company, Inc. (operates in                       Operation and
     West Virginia as DE Services                     maintenance services
     Company, Inc.)                                   for nonutility power
                                                      projects
Dominion Demand Side                         Virginia Headquarters in
     Services, Inc.                                   Richmond, Virginia -
                                                      Energy Conservation
Dominion Generating S.A.                    Argentina Buenos Aires, Argentina
                                                      - Electric power
                                                      production in Argentina
Dominion Black Warrior Basin, Inc.            Alabama Tuscaloosa, Alabama -
                                                      Methane gas production
DEI Texas, Inc.                              Virginia Richmond, Virginia -
                                                      Shell company
Dominion Management Argentina S.A.          Argentina Buenos Aires, Argentina
                                                      - Operation and
                                                      maintenance services
                                                      for electric power
                                                      production
Dominion Reserves, Inc.                      Virginia Richmond, Virginia -
                                                      Gas and oil development
Dominion Reserves-Utah, Inc.                     Utah Headquarters in
                                                      Richmond, Virginia -
                                                      Methane gas production
                                                      in Utah
Dominion Energy Central                  Belize, C.A. Belize City, Belize -
     America, Inc.                                    Equity holding
                                             State of Location and
     Name                                Organization Nature of Business
          Subsidiaries of Dominion Energy, Inc. (continued)
Dominion U.K. Limited                  United Kingdom United Kingdom - Equity
                                                      holding
Caithness BLM Group L.P.                   New Jersey Ridgecrest, California
                                                      - Geothermal electric
                                                      generation
Caithness Navy II Group L.P.               New Jersey Inyo County,
                                                      California - Geothermal
                                                      electric generation
Rumford Cogeneration Company, Ltd.              Maine Rumford,
                                                      Maine-Cogeneration
Luz Solar Partners Ltd., VII L.P.          California Los Angeles, California
                                                      - Solar electric
                                                      generation
Carthage Energy Services, Inc.               Michigan Traverse City, Michigan
                                                      - Gas marketing
DEI Holding Peru, Inc.                       Virginia Peru - Equity holding
Dominion Energy Peru, Inc.                   Virginia Peru - Equity holding
Dominion Kincaid, Inc.                       Virginia Richmond, Virginia -
                                                      Equity holding
Dominion Storage, Inc.                       Virginia Richmond, Virginia -
                                                      Equity holding company
Kincaid Generation, L.L.C.                   Virginia Kincaid, Illinois -
                                                      Equity holding
                                                      cogeneration in the
                                                      state of Illinois
Niton US, Inc.                               Virginia Richmond, Virginia -
                                                      Equity holding company
   Subsidiary of Dominion Energy, Inc., DEI Holding Peru, Inc. and
                     Dominion Energy Peru, Inc.
Inversiones Dominion Peru S.A.                   Peru Peru - Equity holding
                                                      company
            Subsidiary of Inversiones Dominion Peru S.A.
Empresa de Generacion Electrica                  Peru Peru - Electric power
  NorPeru S.A.                                        production
       Subsidiary of Dominion Storage, Inc. and Niton US, Inc.
Niton Hub Services Company                     Canada Alberta, Canada - Gas
                                                      storage facilities
         Subsidiary of Dominion Energy Central America, Inc.
Belize Electric Company, Ltd                   Belize Belize - Hydro electric
                                                      generation
    Subsidiary of Dominion Energy, Inc. and Dominion Reserves, Inc.
Dominion Energy Pty Ltd                     Australia Queensland, Australia -
                                                      Equity holding
                                             State of Location and
     Name                                Organization Nature of Business
                 Subsidiary of Dominion U.K. Limited
Dominion First Hydro Limited U.K.              United United Kingdom - Shell
                                              Kingdom company
               Subsidiaries of Dominion Energy Pty Ltd
Beaconsfield Energy Development             Australia Queensland, Australia -
     Pty Ltd                                          Oil and gas development
Dry Creek Transmission Pty Ltd              Australia Queensland, Australia -
                                                      Equity holding
            Subsidiary of Dry Creek Transmission Pty Ltd
South Australian Pipeline Company           Australia Australia - Shell
 Pty Ltd                                              company
                 Subsidiary of Dominion Cogen, Inc.
Enron/Dominion Cogen Corp.                   Delaware Houston, Texas -
                                                      Cogeneration
              Subsidiaries of Enron/Dominion Cogen Corp.
Enron Cogeneration One Company               Delaware Houston, Texas -
                                                      Cogeneration
Enron Cogeneration Three Company             Delaware Houston, Texas  -
                                                      Cogeneration
Enron Cogeneration Five Company              Delaware Houston, Texas -
                                                      Cogeneration
             Subsidiary of Enron Cogeneration One Company
Cogenron Inc.                                Delaware Texas City, Texas -
                                                      Cogeneration Plant
            Subsidiary of Enron/Dominion Cogen Corp. and
                  Enron Cogeneration Three Company
Clear Lake Cogeneration L.P.                    Texas Bayport, Texas
                                                      -Cogeneration Plant
            Subsidiary of Enron Cogeneration Five Company
Cogen Technologies NJ Venture              New Jersey Bayonne, NJ -
                                                      Cogeneration plant
   Subsidiaries of Dominion Energy, Inc. and Dominion Cogen CA, Inc.
Chalk Cliff Limited                             Texas Headquarters in
                                                      Houston, Texas -
                                                      Cogeneration in state
                                                      of California
San Joaquin Cogen Limited                       Texas Headquarters in
                                                      Houston, Texas -
                                                      Cogeneration in state
                                                      of California
  Subsidiaries of Dominion Energy, Inc. and Dominion Cogen NY, Inc.
Warrensburg Hydro Power L. P.                New York Glens Falls, New York -
                                                      Small Power Producer
Middle Falls Limited Partnership             New York Glens Falls, New York -
                                                      Small Power Producer
Sissonville Limited Partnership              New York Glens Falls, New York -
                                                      Small Power Producer
                                             State of Location and
     Name                                Organization Nature of Business
         Subsidiaries of Dominion Energy, Inc. and Dominion
                     Cogen NY, Inc. (continued)
NYSD Limited Partnership                     New York Glens Falls, New York -
                                                      Small Power Producer
                 Subsidiary of Dominion Cogen DC, Inc.
Georgetown Cogeneration, L.P.                Virginia Headquarters in
                                                      Richmond, Virginia -
                                                      Shell company
                 Subsidiary of Dominion Cogen WV, Inc.
Morgantown Energy Associates            West Virginia Morgantown, WV -
                                                      Cogeneration
                Subsidiaries of Dominion Reserves, Inc.
Chesterfield Energy Corporation              Delaware Jane Lew, West Virginia
                                                      - Oil and gas
                                                      development
Dominion Appalachian Development,            Virginia Jane Lew, West
     Inc.                                             Virginia - Oil and gas
                                                      development
Dominion Appalachian Development             Virginia Jane Lew, West
     Properties, L.L.C.                               Virginia - Oil and gas
                                                      development
Dominion Gas Processing MI, Inc.             Virginia Headquarters in
                                                      Richmond, Virginia -
                                                      Natural gas processing
                                                      in Michigan
Dominion Reserves - Indiana, Inc.            Virginia Indiana - Oil and gas
                                                      development
Dominion Southern Michigan, Inc.             Delaware Headquarters in
                                                      Richmond, Virginia -
                                                      Oil and gas development
                                                      in Michigan
Gas Exploration and Development                  West Clarksburg, West
     Company                                 Virginia Virginia - Oil and gas
                                                      development
Stonewall Gas Company                        Virginia Clarksburg, West
                                                      Virginia - Oil and gas
                                                      development
Cypress Energy, Inc.                         Virginia Richmond, Virginia -
                                                      Oil/gas development in
                                                      Louisiana
Dominion Reserves Gulf Coast, Inc.           Virginia Richmond, Virginia -
                                                      Offshore investments in
                                                      oil and gas
                                                      exploration/drilling

                                             State of Location and
     Name                                Organization Nature of Business
           Subsidiary of Dominion Gas Processing MI, Inc.
Frederic HOF L.P.                            Virginia Gaylord, Michigan -
                                                      Natural gas processing
Wilderness Energy, L.C.                      Michigan Gaylord, Michigan - Oil
                                                      and gas gathering and
                                                      processing
       Subsidiary of Wilderness Energy, L.C. and Dominion Gas
                          Processing MI, Inc.
Wilderness Energy Services L.P.              Michigan Gaylord, Michigan - Oil
                                                      and gas gathering and
                                                      processing
              Subsidiaries of Dominion Generating S.A.
A. V. Holding S.A.                          Argentina Buenos Aires, Argentina
                                                      - Equity holdings in
                                                      Argentina
Patagonia Holding, S.A.                     Argentina Buenos Aires, Argentina
                                                      - Equity holdings in
                                                      Argentina
                  Subsidiary of A. V. Holding S.A.
Central Termica Alto Valle, S.A.            Argentina Buenos Aires, Argentina
                                                      - Electric power
                                                      production
                Subsidiary of Patagonia Holding, S.A.
Hidroelectrica Cerros Colorados             Argentina Buenos Aires, Argentina
 S.A.                                                  - Electric power
                                                      production
    Subsidiary of Dominion Energy, Inc., Dominion Reserves, Inc.,
                      and Dominion Cogen, Inc.
Inversiones Dominion Bolivia S.A.             Bolivia Bolivia - Equity
                                                      holding
           Subsidiary of Inversiones Dominion Bolivia S.A.
Empresa Electrica Corani S.A.                 Bolivia Cochabamba, Bolivia -
                                                      Electric power
                                                      production

____________________________

     (1) For the fiscal year ended December 31, 1996, the revenues and income and net income of Dominion Capital, Inc. (Dominion Capital), Dominion Energy, Inc. (Dominion Energy) and their subsidiaries, as percentages of claimant's consolidated revenues and income and net income, are as follows:

                               Revenues and
                               income as % of        Net income as %
                               consolidated          of consolidated
    Dominion Capital                3.8                   6.0
    Dominion Energy                 5.5                   6.9

   2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission and distribution of electric energy for sale, or for the production, transmission and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State, as of December 31, 1996 is as follows:

       The claimant owns all of the issued and outstanding common stock of Virginia Electric and Power Company (which, including all of its businesses, wherever located, is hereinafter referred to as Virginia Power), a Virginia public service corporation. Virginia Power is a regulated public utility engaged in the generation, transmission, distribution and sale of electric energy in a 30,000 square mile service area in Virginia and northeastern North Carolina and consequently has generation, transmission and distribution facilities in each of those states. Virginia Power also owns a fuel pier that extends into navigable waters within the boundaries of Maryland and owns generation and transmission facilities located in West Virginia. In its service area it sells electricity to retail customers, including governmental agencies, and to wholesale customers such as rural electric cooperatives and municipalities. Virginia Power's service area comprises about 65% of Virginia's total land area, but accounts for over 80% of its population. Dominion Capital owns, in accordance with a no-action letter from the SEC Office of Public Utility Regulation dated December 22, 1987, a limited partnership interest in Catalyst Old River Hydroelectric Limited Partnership, which is the lessee of a hydro facility in Louisiana. Dominion Energy has interests in various cogeneration and small power production facilities in various states of the United States, but all of such facilities are Qualifying Facilities under the Public Utility Regulatory Policies Act. Dominion Energy has also purchased interests in a gas-fired, diesel oil fueled and hydroelectric generating facilities in Argentina, Belize, Bolivia and Peru and operates these facilities, all through Exempt Wholesale Generators. Dominion Reserves, Inc., a subsidiary of Dominion Energy is a participant in oil and natural gas development programs in Arkansas, the Gulf of Mexico, Kansas, Louisiana, Michigan, Nevada, Ohio, Oklahoma, Pennsylvania, South Dakota, Texas, Utah, West Virginia and Wyoming.

       A more detailed description of the properties of, and a discussion of the business of the claimant and its subsidiaries, is found in the Annual Report on Form 10-K of the claimant (File No. 1-8489) for the fiscal year ended December 31, 1995 which is on file with the SEC and incorporated herein by this reference.

 3. The following information as of December 31, 1996 with respect to claimant and each of its subsidiary public utility companies is provided below:
       (a) Number of kwh of electric energy sold (at retail or wholesale), and MCF of natural or manufactured gas distributed at retail.
       (b) Number of kwh of electric energy and MCF of natural or manufactured gas distributed at retail outside the State in which each such company is organized.
       (c) Number of kwh of electric energy and MCF of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.
       (d) Number of kwh of electric energy and MCF of natural or manufactured gas purchased outside the State in which each such company is organized, or at the State line.

Virginia Power

  Electric
   (a)  Number of kwh of electric energy sold              73,318,311,000
   (b)  Number of kwh of electric energy distributed
        at retail outside the State of Virginia             3,123,610,000
   (c)  Number of kwh of electric energy sold at
        wholesale outside the State of Virginia
        or at the State line                                  892,986,294
   (d)  Number of kwh of electric energy purchased
        outside the State of Virginia or at the State
        line                                               12,379,768,000

   Gas
   (a)  Number of Mcf of natural or manufactured gas
        distributed at retail                                         -0-
   (b)  Number of Mcf of natural or manufactured gas
        distributed at retail outside the State of Virginia           -0-
   (c)  Number of Mcf or natural or manufactured gas
        sold at wholesale outside the State of Virginia
        or at the State line                                   14,400,000
   (d)  Number of Mcf of natural or manufactured gas
        purchased outside the State of Virginia or at
        the State line                                         19,200,000

4. The following information as of December 31, 1996 with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United
States dollars:

     (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

     1.  Name:   Mollejon Hydroelectric Project

         Location: The facility is located on the Macal River in Cayo
                   District, Belize, Central America.

         Business Address:  Belize Electric Company Limited
                            Arenal Road
                            Benque Viejo del Carmen, Belize, C.A.

         Description: This 25.2 MW hydroelectric facility is
                      located in western Belize, C.A. on the Macal
                      River. The project, consists of a diversion dam, a 2.5 mile power tunnel, and a powerhouse which contains three 8,400 KW turbine generators. The diversion dam impounds sufficient water to allow daily regulation.

     2.  Name:  Hidroelectrica Cerros Colorados Power Plant

         Location:  The facility is located 50 miles west of the city of Neuquen on the Neuquen River in Neuquen
                    Province, Argentina.

         Business Address:  Hidroelectrica Cerros Colorados S.A.
                            Leandro N. Alem 690
                            Piso 12
                            Buenos Aires, Argentina

         Description:  This hydroelectric generating facility has a nominal power production capacity of 450 MW.
                       It consists of two 225 MW turbogenerators with associated equipment and five dams. The generating plant dam is earthen-filled, and the other four dams consist of one earthen-filled diversion structure, two earthen-filled flow regulating structures and one concrete flow regulating structure.

     3.  Name:  Central Termica Alto Valle Power Plant

         Location:     The facility is located in the city of Neuquen,
                       Argentina.

         Business Address:  Central Termica Alto Valle S.A.
                            Leandro N. Alem 690
                            Piso 12
                            Buenos Aires, Agentina.

         Description:  The Alto Valle Station has a nominal power
                       production capacity of 98 MW. The Station consists of five turbines: two 15 MW steam turbines, one 18 MW gas turbine and two 25 MW gas turbines. The Station is interconnected with Compania Administradora del Mercado Mayorista Electrico Sociedad Anonima, which is the Argentine spot market for electric energy, by four transmission lines.

      4.  Name: Empresa Electrica Corani S.A.

          Location: The facility is located 50 miles northeast of the city of Cochabamba, Bolivia.

        Business Address: Empresa Electrica Corani S.A.
                          Av. Oquendo N-0654
                          Las Torres Sofer I, Piso 9
                          Cochabamba, Bolivia

        Description: These hydroelectric generating facilities have a nominal power production capacity of 126 Mw.
                     The facilities consist of a 72 Mw hydroelectric generating station consisting of four 18 Mw turbogenerators and related structures and a 54 Mw hydroelectric generating station consisting of four 13.5 Mw turbogenerators and related structures. The facilities also include a mixed earthen and rock-filled dam creating the Corani Reservoir from the waters of the Corani, Malaga and Candilaria Rivers. The facilities are interconnected with the Systema Interconectado National, the Bolivian wholesale transmission grid.

      5.  Name:  Empresa de Generacion Electrica NorPeru S.A.

          Location: The eight generating facilities are located in the northern portion of Peru.

        Business address:  Empresa de Generacion Electrica NorPeru
                           S.A.
                           Pedro Miotta
                           421 San Juan de Miraflores
                           Lima, Peru

        Description: These 405 Mw generating facilities consist of two 225 Mw run-of-river hydroelectric stations with reinforced concrete dams, and six other facilities with an aggregate nominal power production of 180 Mw consisting of diesel generators and combustion turbines. All facilities are interconnected with the Systemn Interconoctado Centra Norte, the Peruvian wholesale transmission grid.

(b) Name of each system company that holds an interest in such EWG or foreign utility company, and description of the interest held.

              Name                    Description of Interest Held

     Dominion Resources, Inc.       100% Ownership of Dominion Energy,
                                    Inc.

     Dominion Energy, Inc.          99.916% ownership interest in
                                    Dominion Generating S.A.

                                    100% ownership interest in Dominion
                                    Energy Central America, Inc.

                                    99.916% ownership interest in
                                    Dominion Management Argentina S.A.,
                                    EWG# EG93-60-000 and EWG#
                                    EG93-53-000.

                                    100% ownership interest in
                                    Inversiones Dominion Bolivia S.A.

                                    97.6% ownership interest in
                                    Inversiones Dominion Peru S.A.

     Dominion Generating S.A.       65% ownership interest in Patagonia
                                    Holding S.A.

                                    60% ownership interest in A.V.
                                    Holding S.A.

     Dominion Energy Central        95% ownership interest in
      America, Inc.                 Belize Electric Company Limited,EWG#
                                    EG93-45-000.

     Patagonia Holding S.A.         59% ownership interest in
                                    Hidroelectrica Cerros Colorados
                                    S.A., EWG# EG93-58-000.

     A.V. Holding S.A.              90% ownership interest in Central
                                    Termica Alto Valle S.A., EWG#
                                    EG93-93-000.

     Name                          Description of Interest Held

    Inversiones Dominion           50% ownership interest in Empresa
       Bolivia S.A.                Electrica Corani S.A. EWG#
                                   EG95-59-000

    Inversiones Dominion Peru S.A. 60% ownership interest in Empresa de Generacion Electrica NorPeru
                                   S.A. EWG# EG96-79-000

          (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

                       DOMINION RESOURCES, INC.
                    ANALYSIS OF FOREIGN INVESTMENTS
                         AS OF DECEMBER 31, 1996
                                   US$
                                                     DOMINION RESOURCES
                INVESTMENT                               INVESTMENT
       TYPE                                    AMOUNT DIRECT/INDIRECT
    Belize  Projects:
       Stock                                $15,760,108    Indirect
       Debt                                  12,501,881    Indirect
                                             __________
                                            $28,261,989
                                             ==========
    Argentine Projects:
       Stock                                $74,967,926    Indirect
       Debt                                  26,287,074    Indirect
       Letter-of-Credit                       6,000,000    Indirect
                                            ___________
                                           $107,255,000
                                            ===========
    Bolivian Projects:
       Stock                                $59,173,395    Indirect
                                             ==========

       The above investments were established through Dominion
Resources' wholly-owned subsidiary, Dominion Energy, Inc.  The
Letter-of-Credit is a Dominion Energy guarantee of debt for the Central Termica Alto Valle Project.

     (d) Capitalization and earnings of the EWG or foreign utility company as of December 31, 1996.

    Capitalization:
       Central Termica Alto Valle S.A.:
       Stock                                $11,013,300
       Letter-of-Credit                       6,000,000
       Debt                                  26,287,074
                                             __________
                                            $43,300,374
                                             ==========
    Hidroelectrica Cerros Colorados S.A.:
       Stock                                $47,256,960
                                             ==========
    Belize Electric Company Limited:
       Stock                                $12,730,000
       Debt Due Dominion Energy              12,501,881
                                             __________
                                            $25,231,881
                                             ==========
    Empresa Electrica Corani S.A.:
       Stock                                $45,913,318
                                             ==========

       Empresa de Generacion
         Electricia NorPeru S.A.:
        Stock                              $169,217,207
                                            ===========
    Earnings:
    Central Termica Alto Valle S.A.              $(2,557,685)
    Hidroelectrica Cerros Colorados S.A.             406,683
    Dominion Management Argentina S.A.               202,662
    Belize Electric Company Limited                   65,215
    Empresa Electrica Corani S.A.                  6,480,974
    Empresa de Generacion Electrica
      NorPeru S.A.                                 5,507,637
                                                   _________
                                                 $10,105,486
                                                  ==========

    (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

    1. Dominion Energy (Dominion Energy) has a support services contract with Dominion Management Argentina S.A. (Manager) dated December 1, 1993 to provide personnel, supervision, technical expertise and other services as Manager may request from time to time for the purpose of assisting Manager to fulfill its obligation to Central Termica Alto Valle S.A. and Hidroelectrica Cerros Colorados S.A. Dominion Energy is reimbursed for costs associated with services it provides.

    2. Dominion Management Argentina S.A. (DMASA) has a contract with Central Termica Alto Valle S.A. (CTAV) dated August 26, 1992 to provide the management of operations and maintenance for the Central Termica Alto Valle Plant. In addition, DMASA is reimbursed for the cost it incurs associated with fulfilling its obligations under this contract. DMASA receives a management fee of 2% of the gross revenue of the energy sales from the facility. Operations and maintenance costs are paid by CTAV.

    3. DMASA has a contract with Hidroelectrica Cerros Colorados S.A.
(HCC) dated September 1, 1993 to provide management of operations and maintenance for the Hidroelectrica Cerros Colorados Plant. DMASA receives a management fee of 1.5% of the gross revenue from the sale of energy from the facility. Operations and maintenance costs are paid by HCC.

    4. Dominion Energy Services Company, Inc. (DESCO), a wholly-owned subsidiary of Dominion Energy has a contract, dated January 1, 1994, to provide the management, operation and maintenance services to Belize Electric Company Limited. DESCO will be reimbursed for the costs it incurs related to this obligation and be paid a fee equal to 2% of gross revenue from the sale of energy from the facility.

    5. Inversiones Dominion Bolivia S.A. (IDB), a wholly owned subsidiary of Dominion Energy and Empresa Electrica Corani S.A. have entered into an agreement (the Corani Agreement), effective August 1, 1995, as amended, pursuant to which IDB provides management services to Empresa Electrica Corani S.A. for a quarterly fee of $10,286. Dominion Energy and IDB have entered into an agreement, effective September 1, 1996, pursuant to which Dominion Energy provides support to IDB for the performance of IDB's obligations under the Corani Agreement for a quarterly fee of $10,286.

                              EXHIBIT A

     A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year (1996), together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year, are submitted as Exhibit A hereto.

     The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on the 28th day of February 1997.

                                       DOMINION RESOURCES, INC.


                                    BY:  JAMES L. TRUEHEART
                                       ____________________________
                                       James L. Trueheart
                                       Vice President and Controller

Corporate Seal
Attest:


BY:    LINWOOD R. ROBERTSON
   ___________________________________
       Linwood R. Robertson
       Executive Vice President and Treasurer
       (Chief Financial Officer)

Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:



Linwood R. Robertson, Executive Vice President and Treasurer
________________________________________________________________
     (Name)                          (Title)


     901 E. Byrd Street
     P. O. Box 26532
     Richmond, Virginia 23261-6532

                                                                           EXHIBIT A 1 of 3
DOMINION RESOURCES, INC., CONSOLIDATING BALANCE SHEET, DECEMBER 31, 1996 (thousands)
                                                                    DOMINION
                                   DOMINION    DOMINION   DOMINION    U.K.       VIRGINIA    INTERCOMPANY
              ASSETS               RESOURCES   CAPITAL     ENERGY  HOLDING, INC.   POWER     ELIMINATIONS  CONSOLIDATED
Current
  Cash                                  $308     $9,562    $33,740      $168     $19,898                     $63,676
  Temporary investments               19,156                                      28,000                      47,156
  Short-term marketable securities    11,946      4,472                                                       16,418
  Customer accounts receivable, net                                              354,778                     354,778
  Other accounts receivable            4,907      8,315     84,272                80,424        (3,010)      174,908
  Accrued unbilled revenues                                                      162,800                     162,800
  Accrued taxes                        3,466                     0       170      24,445           680        28,761
  Materials & supplies:
    Plant and general                                                            148,667                     148,667
    Fossil fuel                                                                   76,835                      76,835
  Mortgage loans in warehouse                    65,825                                                       65,825
  Other                                7,309     41,104     36,720               100,086        (4,511)      180,708
                                      47,092    129,278    154,732       338     995,933        (6,841)    1,320,532
Investments
  Investment in affiliates and par 4,915,733    242,815    214,703                          (4,915,733)      457,518
  Inter-company advances             279,468                                                  (279,468)            0
  Marketable securities                  811    349,137              342,500                                 692,448
  Nuclear decommissioning trust funds                                            443,354                     443,354
  Pollution control project funds                                                  9,660                       9,660
  Investment in real estate                     107,668                                                      107,668
  Other                                3,168    129,000     84,311                24,802       (16,882)      224,399
                                   5,199,180    828,620    299,014   342,500     477,816    (5,212,083)    1,935,047
Property, Plant and Equipment
  Utility plant & nuclear fuel                                                15,350,622                  15,350,622
  Nonutility property                 48,207     41,674  1,363,345                              11,933     1,465,159
  Less accumulated depreciation
   and amortization                   14,700     12,062    361,409             5,916,745         1,464     6,306,380
                                      33,507     29,612  1,001,936         0   9,433,877        10,469    10,509,401
Deferred Charges & Other Assets
Regulatory Assets:
  Income taxes recoverable                                                       477,010                     477,010
  Deferred capacity expenses                                                       6,125                       6,125
  Terminated contruction project costs, net                                       73,139                      73,139
  Other regulatory assets                                                        126,115                     126,115
   Unamortized g/l on reacquired debt                                             91,504                      91,504
 Other                                 6,421    114,075    121,222     1,166     146,561       (22,738)      366,707
                                       6,421    114,075    121,222     1,166     920,454       (22,738)    1,140,600
           TOTAL ASSETS           $5,286,200 $1,101,585 $1,576,904  $344,004 $11,828,080   ($5,231,193)  $14,905,580
/TABLE

                                                                           EXHIBIT A 2 OF 3
DOMINION RESOURCES, INC., CONSOLIDATING BALANCE SHEET, DECEMBER 31, 1996 (thousands)
                                                                    DOMINION
         LIABILITIES AND           DOMINION    DOMINION  DOMINION     U.K.     VIRGINIA   INTERCOMPANY
       STOCKHOLDERS' EQUITY        RESOURCES   CAPITAL    ENERGY  HOLDING, INC.  POWER    ELIMINATIONS  CONSOLIDATED
Current
  Securities due within one year      $1,052    $93,296   $345,066              $311,290            $0      $750,704
  Short-term debt                      8,085                57,754               312,385                     378,224
  Accounts payable, trade              7,974      4,048     33,052               368,555        (3,010)      410,619
  Accrued interest                       611      4,721      7,807       485      95,307        (1,618)      107,313
  Accrued taxes                                              1,140                20,755                      21,895
  Customer deposits                                                               50,035                      50,035
  Accrued payroll                                                                120,146                     120,146
  Other                               17,058      9,403      7,341               108,668        (5,888)      136,582
                                      34,780    111,468    452,160       485   1,387,141       (10,516)    1,975,518
Long-Term Debt
  Inter-company borrowings                      171,881    107,503        84                  (279,468)            0
  Utility                                                                      3,579,384                   3,579,384
  Nonrecourse-nonregulated            19,757    390,551     95,421                                           505,729
  Other                              300,000                         342,500                                 642,500
                                     319,757    562,432    202,924   342,584   3,579,384      (279,468)    4,727,613
Deferred Credits and Other Liabilities
  Deferred income taxes                4,550     50,568    122,879             1,565,229            70     1,743,296
  Investment tax credits                                                         255,308                     255,308
  Capital lease, noncurrent                                                       21,768       (21,483)          285
  Deferred fuel expenses                                                           3,267                       3,267
  Other                                 (379)    14,761    309,371         2     129,291        (1,139)      451,907
                                       4,171     65,329    432,250         2   1,974,863       (22,552)    2,454,063
Preferred Stock Subject
 To Mandatory Redemption                                                         180,000                     180,000
Preferred Stock Not Subject
 To Mandatory Redemption                                                         509,014                     509,014
Preferred Securities of Subsidiary Trust                                         135,000                     135,000
Stockholders' Equity
  Common stock                     3,471,397          8        208             2,737,407    (2,737,623)    3,471,397
  Other paid-in capital               16,226    313,397    434,998     1,248      16,887      (766,530)       16,226
  Accumulated translation adjustments                         (130)                                130             0
  Allowance on marketable
   securities                         (1,140)    (1,331)       512                                 819        (1,140)
  Retained earnings                1,441,009     50,282     53,982      (315)  1,308,384    (1,415,453)    1,437,889
                                   4,927,492    362,356    489,570       933   4,062,678    (4,918,657)    4,924,372
      TOTAL LIABILITIES AND
       STOCKHOLDERS' EQUITY       $5,286,200 $1,101,585 $1,576,904  $344,004 $11,828,080   ($5,231,193)  $14,905,580
/TABLE

                                                                           EXHIBIT A 3 OF 3
DOMINION RESOURCES, INC. CONSOLIDATING STATEMENT OF INCOME YEAR-TO-DATE ENDED DECEMBER 1996
                                                                       DOMINION
                                  DOMINION     DOMINION    DOMINION     HOLDING      VIRGINIA    INTERCOMPANY
                                  RESOURCES    CAPITAL      ENERGY     U.K., INC.     POWER      ELIMINATIONS   CONSOLIDATED
OPERATING REVENUES AND INCOME
  Electric                                                                       $4,382,629,132               $4,382,629,132
  Nonutility                    $20,094,820  $186,303,710 $267,122,910                           (13,849,690)    459,671,750
Total operating revenues
  and income                     20,094,820   186,303,710  267,122,910         0   4,382,629,132 (13,849,690)  4,842,300,882
OPERATING EXPENSES
  Fuel used in current generation                                                    575,829,121                 575,829,121
  Purchased power fuel expenses                                                      465,591,420                 465,591,420
  Purchased power capacity expenses                                                  709,741,931                 709,741,931
  Deferred fuel expenses                                                             (54,435,189)                (54,435,189)
  Deferred capacity expenses                                                          (9,195,670)                 (9,195,670)
  Restructuring                                                                       91,640,957                  91,640,957
  Other operation                  15,973,856  96,602,724  148,015,430               546,886,117                 807,478,127
  Maintenance                                                                        250,906,066                 250,906,066
  Depreciation, depletion &
    amortization                    2,020,063   6,835,856   69,900,190               536,440,010                 615,196,119
  Other taxes                         631,955   2,654,753   15,889,226               265,998,792                 285,174,726
Total operating expenses           18,625,874 106,093,333  233,804,846           0 3,379,403,555            0  3,737,927,608
Operating income                    1,468,946  80,210,377   33,318,064           0 1,003,225,577  (13,849,690) 1,104,373,274
OTHER INCOME
  Utility                                                                              7,189,041                   7,189,041
  Allowance for other funds                                                            2,613,090                   2,613,090
Total other income                          0           0            0           0     9,802,131            0      9,802,131
Income before fixed charges and
 federal income taxes               1,468,946  80,210,377   33,318,064           0 1,013,027,708  (13,849,690) 1,114,175,405
FIXED CHARGES
  Interest charges, net            17,708,734  44,472,501   29,861,094     484,942   308,388,979  (13,919,690)   386,996,560
  Preferred dividends of Va. Power                                                    35,504,847                  35,504,847
  Preferred distibution of Va.
    Power affiliate, net                                                               7,063,872                   7,063,872
Total fixed charges                17,708,734  44,472,501   29,861,094     484,942   350,957,698  (13,919,690)   429,565,279
Income before provision for federal
 income taxes                     (16,239,788) 35,737,876    3,456,970    (484,942)  662,070,010       70,000    684,610,126
Provision for federal income taxes (5,749,401)  7,211,374  (29,090,784)   (169,730)  240,270,383       24,500    212,496,342
Net income                       ($10,490,387)$28,526,502  $32,547,754   ($315,212) $421,799,627      $45,500   $472,113,784
Earnings per share                     $0.059      $0.160       $0.183     ($0.002)       $2.366                      $2.648
/TABLE

               EXHIBIT B.  Financial Data Schedule

If, at the time a report on this form is filed, the registrant is required to submit this report and any amendments thereto electronically via EDGAR, the registrant shall furnish a Financial Data Schedule. The Schedule shall set forth the financial and other data specified below that are applicable to the registrant on a consolidated basis.

          Item No.    Caption Heading                        Amount
                                                         (Millions)
             1        Total Assets                           14,906
             2        Total Operating Revenue                 4,842
             3        Net Income                                472

                                 EXHIBIT C

An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding company system.

                          ORGANIZATIONAL CHART

DOMINION RESOURCES, INC.
  DOMINION ENERGY, INC.                                           100%
     Dominion Energy Services Company, Inc.                       100%
     Dominion Energy Central America, Inc.                        100%
       Belize Electric Company Limited                             95%
     Dominion Generating S.A.                                  99.916%
       Patagonia Holding S.A.                                      65%
          Hidroelectrica Cerros Colorados S.A.                     59%
       A.V. Holding S.A.                                           60%
          Central Termica Alto Valle S.A.                          90%
     Dominion Management Argentina S.A.                        99.916%
     Inversiones Dominion Bolivia S.A.                            100%
       Empresa Electrica Corani S.A.                               50%
     Inversiones Dominion Peru S.A.                              97.6%
     Dominion Energy Peru, Inc.                                   100%
       Inversiones Dominion Peru S.A.                             1.2%
          Empresa De Generacion Electrica
             Norperu S.A.                                          60%
     DEI Holding Peru, Inc.                                       100%
       Inversiones Dominion Peru S.A.                             1.2%